Exhibit 99.1

July 15, 2015

Press release

Turquoise Hill announces second quarter 2015 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced the second quarter 2015 production for Oyu Tolgoi.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Second quarter production at Oyu Tolgoi was strong due to increased throughput and high grades as the mine accessed the high-grade zone. Concentrate production was the highest Oyu Tolgoi has seen since operations began.”

Concentrate production for Q2’15 increased 64.6% over Q1’15 due to a 20.1% increase in throughput and higher head grades. Throughput for Q2’15 was the best Oyu Tolgoi has experienced since operations began. Copper and gold in concentrates increased 64.5% and 178.1% respectively over Q1’15.

Oyu Tolgoi began accessing higher-grade material in Q2’15. Production of higher-grade ore is expected to continue in the second half of 2015. Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

A planned two-week concentrator shutdown is currently underway at Oyu Tolgoi.

Following the signing of the Underground Mine Development and Financing Plan in May, Turquoise Hill and Rio Tinto are advancing project financing and updating the underground feasibility study. The Company continues to expect signing of project financing by the end of 2015.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015	Full Year 2014
Open pit material mined (‘000 tonnes)	21,621	16,861	19,493	18,944	21,999	22,094	38,482	44,093	76,919
Ore treated (‘000 tonnes)	5,560	7,778	7,029	7,505	7,512	9,025	13,338	16,536	27,872
Average mill head grades:
Copper (%)	0.52	0.53	0.59	0.74	0.52	0.69	0.52	0.61	0.60
Gold (g/t)	0.49	0.60	0.80	1.46	0.48	1.09	0.55	0.82	0.86
Silver (g/t)	1.52	1.57	1.64	1.65	1.16	1.46	1.55	1.33	1.60
Concentrates produced (‘000 tonnes)	102.9	140.0	134.1	186.7	130.9	215.5	242.9	346.4	563.6
Average concentrate grade (% Cu)	24.6	25.8	27.3	26.9	25.7	25.6	25.3	25.7	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	25.3	36.2	36.6	50.3	33.6	55.3	61.5	88.9	148.4
Gold (‘000 ounces)	66	113	132	278	86	238	179	324	589
Silver (‘000 ounces)	163	229	216	286	184	297	391	481	893
Concentrate sold (‘000 tonnes)	48.2	202.5	220.3	262.7	167.7	189.8	250.7	357.5	733.7
Sales of metals in concentrates:
Copper (‘000 tonnes)	13.1	51.6	53.6	67.6	42.1	46.3	64.7	88.4	185.8
Gold (‘000 ounces)	28	126	144	263	200	177	154	377	561
Silver (‘000 ounces)	78	309	323	383	219	250	387	464	1,093
Metal recovery (%)
Copper	87.9	87.6	89.3	90.7	86.8	88.6	87.7	87.9	89.1
Gold	75.5	74.8	74.8	78.6	71.6	75.6	75.1	74.6	76.6
Silver	59.3	58.6	58.6	71.6	65.4	70.6	58.7	68.5	62.3

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the Company’s interactions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the status of the Company’s relationship and interactions with the Government of Mongolia on the continued development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine, including development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing; the approval of the underground feasibility study by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed during the period that was required to resolve outstanding matters with the Government of Mongolia. These delays can impact project economics.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained herein are made as of the date hereof and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by this cautionary statement.